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Exhibit 15

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact: WaLisa M. Davenport
eXegenics Inc.
(214) 358-2000

E. Blair Clark (Investors)
Burns McClellan
(212) 213-0006

William Fiske (Information Agent)
Georgeson Shareholder Communications Inc.
Banks and Brokers: (212) 440-9800
All Others Call Toll-Free: (800) 964-0733

EXEGENICS BOARD UNANIMOUSLY REAFFIRMS
ITS RECOMMENDATION THAT STOCKHOLDERS
ACCEPT AVI BIOPHARMA'S EXCHANGE OFFER AND
REJECT FOUNDATION'S UNSOLICITED TENDER OFFER

        Dallas, August 26, 2003—eXegenics Inc. (Nasdaq: EXEG) announced today that, after careful consideration, including a review with its financial and legal advisors, its Board of Directors has unanimously reaffirmed its recommendation that stockholders accept AVI BioPharma's exchange offer. The exchange ratios in connection with AVI BioPharma's current exchange offer are 0.123 of a share of AVI common stock for each share of eXegenics common stock, and 0.185 of a share of AVI common stock for each share of eXegenics preferred stock. At the August 25, 2003 closing price of $4.93 per share of AVI common stock, this represents a value of approximately $0.61 per share for eXegenics common stock and approximately $0.91 per share for eXegenics preferred stock.

        eXegenics also announced today that, after careful consideration, including a review with its financial and legal advisors, its Board of Directors has unanimously determined that the unsolicited tender offer of EI Acquisition Inc. and Foundation Growth Investments LLC, as amended through the date hereof, for all the outstanding shares of eXegenics, common or preferred, at a purchase price of $0.60 per share, is not in the best interests of eXegenics or its stockholders and has unanimously reaffirmed its recommendation that eXegenics' stockholders reject that tender offer.

        "Among other considerations, in coming to its determination the Board considered the highly conditional nature of Foundation's offer, the fact that Foundation has provided virtually no information regarding the terms of its proposed back-end merger, and the fact that Foundation's offer could again be reduced in the same manner that its original $0.40 per share offer was reduced to $0.37 per share," said Dr. Ronald Goode, Chairman, President and Chief Executive Officer of eXegenics. Dr. Goode continued: "Foundation's offer is subject to a number of conditions, the failure of any of which would allow Foundation to decline to close its offer. Among these are the conditions that eXegenics not have entered into another merger agreement, that the eXegenics board not have recommended another merger transaction, and that eXegenics not have adopted a poison pill. Each of these conditions has already failed, allowing Foundation to walk away from the transaction even if a majority of the shares of eXegenics' capital stock are tendered into their offer. Based on the current value of AVI's offer and the continued presence of these conditions, the Board is not in a position to change its recommendation at this time."

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Safe Harbor

        This release contains forward-looking statements. The words "believe," "expect," "intend", "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. eXegenics undertakes no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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  Exhibit 15
EXEGENICS BOARD UNANIMOUSLY REAFFIRMS ITS RECOMMENDATION THAT STOCKHOLDERS ACCEPT AVI BIOPHARMA'S EXCHANGE OFFER AND REJECT FOUNDATION'S UNSOLICITED TENDER OFFER